UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Chris Haga

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

Robert B. Little

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue

Dallas, TX 75201

(214) 698-3260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	Page 2 of 13

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,427,421 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,427,421 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,427,421 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 3 of 13

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 721,679 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 721,679 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,679 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 4 of 13

1.	Names of Reporting Persons Double Black Diamond, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000 Shares (issuable upon exercise of a warrant)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000 Shares (issuable upon exercise of a warrant)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 Shares (issuable upon exercise of a warrant)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483600300	Page 5 of 13

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 483600300	Page 6 of 13

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 7 of 13

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 8 of 13

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600300	Page 9 of 13

1.	Names of Reporting Persons Michael D. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 305,000 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 305,000 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4, 5 and 7 as set forth below.

Item 4.	Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following immediately prior to the final paragraph thereof:

In connection with the discussions and negotiations previously referenced in this Item 4, Carlson Capital submitted a letter dated June 20, 2014 (the “Special Committee Letter”) to the special committee of the board of directors of the Issuer (the “Special Committee”). In the Special Committee Letter, Carlson Capital informed the Special Committee that Carlson Capital was disappointed in the Special Committee’s failure to pursue Carlson Capital’s proposed transaction. Carlson Capital further identified its willingness to engage in a transaction that contained certain identified terms. The Special Committee Letter is a non-binding expression of Carlson Capital’s continuing interest in pursuing a transaction that it believes will benefit all stockholders of the Issuer, and Carlson Capital reserves the right to modify the terms proposed in the Special Committee Letter in its sole discretion.

The foregoing description of the Special Committee Letter does not purport to be complete and is qualified in its entirety by reference to the Special Committee Letter, a copy of which is attached as Exhibit 13 hereto, which exhibit is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a)–(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on June 20, 2014, Carlson beneficially owned an aggregate of 13,149,100 Shares (including a warrant to purchase 1,000,000 Shares), constituting approximately 30.5% of the Shares outstanding. Mr. Weinberg may be deemed to beneficially own an aggregate of 305,000 Shares, constituting approximately 0.7% of the shares outstanding based upon his ownership of (i) 200,000 shares of restricted stock that vest based upon the 60 day average closing price of the Shares, (ii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2012 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2013, (iii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on March 14, 2013 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2014, and (iv) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2014 as compensation for his service as a director of the Issuer, that fully vest on January 31, 2015, provided that Mr. Weinberg remains a director of the Issuer at such time.

The aggregate percentages of Shares reported herein are based upon 43,174,894 Shares outstanding, which is the total number of Shares issued and outstanding as of May 9, 2014 as reported in the Issuer’s quarterly report on Form 10-Q for the period ended March 31, 2013, filed on May 14, 2014.

(b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 721,679 Shares reported herein as beneficially owned by Offshore, (ii) the 11,427,421 Shares reported herein as beneficially owned by Double Offshore and (iii) the 1,000,000 Shares issuable upon exercise of a warrant reported herein as beneficially owned by DBD LP. Subject to the vesting requirements described herein, Mr. Weinberg has the power to vote and direct the disposition of the 305,000 shares of restricted stock beneficially owned by him.

(c) Other than as described herein, no transactions were effected by the Reporting Persons in the Shares during the past 60 days.

Item 7.	Materials to be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 13	Special Committee Letter dated June 20, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg